NXP SEMICONDUCTORS N.V.

NXP B.V.

NXP FUNDING LLC

60 High Tech Campus

5656AG Eindhoven

Netherlands

NXP USA, INC.

251 Little Falls Drive

Wilmington, DE 19808

April 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NXP SEMICONDUCTORS N.V.

NXP B.V.

NXP Funding LLC

NXP USA, Inc.

Registration Statement filed on Form S-4

File No. 333-263732

Filed March 21, 2022

Ladies and Gentlemen:

NXP B.V., NXP Funding LLC and NXP USA, Inc. (collectively, the “Issuers”), the issuers under their 2.700% Senior Notes due 2025, 3.875% Senior Notes due 2026, 3.150% Senior Notes due 2027, 4.300% Senior Notes due 2029, 3.400% Senior Notes due 2030, 2.500% Senior Notes due 2031, 2.650% Senior Notes due 2032, 3.250% Senior Notes due 2041, 3.125% Senior Notes due 2042 and 3.250% Senior Notes due 2051 (collectively, the “Restricted Notes”), are registering exchange offers (the “Exchange Offers”) pursuant to the above referenced Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Issuers represent as follows:

1.

The Issuers have not entered into any arrangement or understanding with any person who will receive the 2.700% Senior Notes due 2025, 3.875% Senior Notes due 2026, 3.150% Senior Notes due 2027, 4.300% Senior Notes due 2029, 3.400% Senior Notes due 2030, 2.500% Senior Notes due 2031, 2.650% Senior Notes due 2032, 3.250% Senior Notes due 2041, 3.125% Senior Notes due 2042 and 3.250% Senior Notes due 2051 in the Exchange Offers (collectively, the “Exchange Notes”) to distribute those securities following completion of the Exchange Offers. To the best of the Issuers’ information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offers with a view to distribute the Exchange Notes to be received in the Exchange Offers. In this regard, the Issuers will make each person participating in the Exchange Offers aware (through the prospectus for the Exchange Offers or otherwise) that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

2.

The Issuers acknowledge that such a secondary resale transaction by such person participating in the Exchange Offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.

The Issuers will include in the prospectus for the Exchange Offers (a) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (b) an acknowledgement for each person that is a broker-dealer exchanging Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-2439.

Very truly yours,

NXP SEMICONDUCTORS N.V.
NXP B.V.
NXP FUNDING LLC
NXP USA, INC.

By:	/s/ William J. Betz
	Name:	William J. Betz
	Title:	Executive Vice President and Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

2